UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________

SCHEDULE 13D/A
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 6)

__________________________________________

System1, Inc.
(Name of Issuer)
Class A common stock, par value $0.0001 per share
(Title of Class of Securities)
87200P109
(CUSIP Number)
Bryan D. Coy
c/o Cannae Holdings, Inc.
1701 Village Center Circle
Las Vegas, NV 89134
(702) 323-7330
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 15, 2024
(Date of Event Which Requires Filing of this Statement)
_______________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

CUSIP No. 87200P109	13D

(1)	NAME OF REPORTING PERSONS Cannae Holdings, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	(7)	SOLE VOTING POWER 0
Number of Shares Beneficially Owned by	(8)	SHARED VOTING POWER 27,012,794*
Each Reporting Person with	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 27,012,794*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,012,794*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.5%*
(14)	TYPE OF REPORTING PERSON* CO
* See Item 5.

CUSIP No. 87200P109	13D

(1)	NAME OF REPORTING PERSONS Cannae Holdings, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	(7)	SOLE VOTING POWER 0
Number of Shares Beneficially Owned by	(8)	SHARED VOTING POWER 27,012,794*
Each Reporting Person with	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 27,012,794*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,012,794*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.5%*
(14)	TYPE OF REPORTING PERSON* OO
* See Item 5.

This Amendment No. 6 (“Amendment No. 6”) amends the statement on Schedule 13D originally filed by Cannae Holdings, Inc. (“CHI”) and Cannae Holdings, LLC (“CHL”) (each individually a “Reporting Person” and collectively, the “Reporting Persons”) on February 7, 2022, and amended on April 21, 2022, May 23, 2022, March 14, 2023, November 17, 2023 and December 4, 2023 ("Amendment No. 5" and as amended thereafter from time to time, the “Schedule 13D”) and relates to the Class A common stock, par value $0.0001 per share (“Class A common stock”), of System1, Inc. (the “Issuer” or the “Company”). Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each defined term used but not defined in this Amendment No. 6 shall have the meaning assigned to such term in the Schedule 13D.

On March 15, 2024, the Issuer filed its Annual Report on Form 10-K and reported an increase in its total Class A common stock outstanding. As a result, the Reporting Persons ownership changed by more than one percent from its ownership reported in Amendment No. 5.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is supplemented as follows:

Information as of March 21, 2024 with respect to the Schedule A Persons is set forth on Schedule A hereto and is incorporated herein by reference.

The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Amendment No. 6, as of the date of this Amendment No. 6, are incorporated herein by reference.

The calculation in this Amendment No. 6 of the percentage of Class A common stock outstanding beneficially owned by a Reporting Person or a Schedule A Person is based on 68,420,666 shares of Class A common stock outstanding as of March 8, 2024, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 15, 2024.

(a)-(b) As of the date of this Amendment No. 6, the Reporting Persons beneficially owned an aggregate of 27,012,794 shares of Class A common stock directly held by CHL, which represents approximately 39.5% of the outstanding Class A common stock.

None of the Reporting Persons beneficially own any of the 21,203,676 shares of Class C common stock, par value $0.0001 per share, of the Issuer (the “Class C common stock”) outstanding as of March 8, 2024 (such outstanding shares based on information reported by the Issuer in its Annual Report on Form 10-K). Holders of Class A common stock and Class C common stock are entitled to cast one vote per share of Class A common stock or Class C common stock on each matter submitted to the Issuer stockholders. Accordingly, the shares of Class A common stock beneficially owned by the Reporting Persons had a total voting power of 30.1%.

By virtue of the Shareholders Agreement, CHL, BGPT, Michael Blend, Chuck Ursini, Nick Baker, and Just Develop It Limited, may constitute a group (the “Group”) within the meaning of Section 13(d) of the Exchange Act. The members of the Group are each filing separate Schedules 13Ds to report the shares of Class A common stock that they may be deemed to beneficially own. The Reporting Persons expressly disclaim beneficial ownership over any shares of Class A common stock that such Reporting Person may be deemed to beneficially own solely by reason of the Shareholders Agreement.

(c) None of the Reporting Persons, or, to the knowledge of the Reporting Persons, any Schedule A Persons, has engaged in any transaction in any shares of Class A common stock during the past 60 days.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	March 21, 2024	CANNAE HOLDINGS, INC.
		By:	/s/Bryan D. Coy
		Name:	Bryan D. Coy
		Title:	Chief Financial Officer

CANNAE HOLDINGS, LLC
		By:	/s/Bryan D. Coy
		Name:	Bryan D. Coy
		Title:	Managing Director and Chief Financial Officer

SCHEDULE A

The name, business address, and present principal occupation or employment of each of the executive officers and directors of the Reporting Persons are set forth below. The citizenship of each such person is the United States, unless otherwise stated.

Cannae Holdings, Inc.

Name	Present Principal Occupation or Employment	Business Address	Amount of Securities Beneficially Owned (1)	Percentage Beneficially Owned (1)
William P. Foley II	Chief Executive Officer, Chief Investment Officer and Chairman of the Board of Directors of Cannae Holdings, Inc.	(2)	3,904,734 (3)	5.7%
Douglas K. Ammerman	Director of Cannae Holdings, Inc.	(2)
David Aung	Investment Officer at the City of San Jose Office of Retirement Services	1737 N. 1st St., Ste 600 San José, CA 95112
Hugh R. Harris	Director of Cannae Holdings, Inc	(2)
C. Malcolm Holland	Chief Executive Officer of Veritex Holdings, Inc.	8215 Westchester Dr Ste 400 Dallas TX 75225
Mark D. Linehan	Chief Executive Officer of Wynmark Company	1125 Vereda Del Ciervo, Goleta CA 93117	25,000 (4)	Less than 1%
Frank R. Martire, Jr.	Founder and Partner of Bridgeport Partners	220 Fifth Avenue, 18th Floor, New York, NY 10001	4,563,298 (5)	6.7%
Richard N. Massey	Director and Vice Chairman of the Board of Directors of Cannae Holdings, Inc.	(2)	535,721	Less than 1%
Erika Meinhardt	Director of Cannae Holdings, Inc	601 Riverside Avenue Jacksonville FL 32204
Barry B. Moullet	Principal of BBM Executive Insights, LLC	4017 S Atlantic Ave Ste 705 New Smyrna Beach, FL 32169
James B. Stallings, Jr.	Managing Partner of PS27 Ventures, LLC	7835 Bayberry Rd Jacksonville FL 32256
Frank P. Willey	Partner at Hennelly & Grossfeld, LLP	10900 Wilshire Blvd, Ste 400 Los Angeles, CA 90024	50,000	Less than 1%
Ryan R. Caswell	President of Cannae Holdings, Inc.	(2)	99,797	Less than 1%
Bryan D. Coy	Executive Vice President and Chief Financial Officer of Cannae Holdings, Inc.	(2)
Peter T. Sadowski	Executive Vice President and Chief Legal Officer of Cannae Holdings, Inc.	(2)
Michael L. Gravelle	Executive Vice President, General Counsel and Corporate Secretary of Cannae Holdings, Inc.	(2)
(1) Based on (i) 68,420,666 shares of Class A common stock outstanding as of March 8, 2024 (as reported by the Issuer in its Annual Report on Form 10-K) plus (ii) the number of shares of Class A common stock issuable to such Schedule A Person upon the exercise of Warrants or other securities convertible into shares of Class A common stock within 60 days of the date hereof owned by such Schedule A Person, if any.
(2) c/o Cannae Holdings, Inc., 1701 Village Center Circle, Las Vegas, NV 89134.
(3) Reflects 3,851,374 shares of Class A common stock held by Mr. Foley and 53,360 shares of Class A common stock directly held by Trasimene Trebia, LLC. Mr. Foley is the managing member of Trasimene Trebia, LLC, and therefore may be deemed to beneficially own the 53,360 shares of Class A common stock and ultimately exercises voting and dispositive power over such shares held by Trasimene Trebia, LLC.
(4) Reflects 25,000 shares of Class A common stock issuable upon the exercise of 25,000 Warrants.
(5) Reflects 4,450,879 shares of Class A common stock held by BGPT and 52,105 shares of Class A common stock and 60,314 unvested restricted stock units which convert into Class A common stock on a one-for-one basis upon vesting directly held by Mr. Martire, Jr. Mr. Martire Jr. and Mr. Frank Martire, III are the managing members of Bridgeport Partners GP LLC, the general partner of BGPT, and therefore may be deemed to beneficially own the 4,450,879 shares of Class A common stock and ultimately exercises voting and dispositive power over, such shares held by BGPT.

Cannae Holdings, LLC.

Name	Present Principal Occupation or Employment	Business Address	Amount of Securities Beneficially Owned	Percentage Beneficially Owned
William P. Foley II	Senior Managing Director, Cannae Holdings, LLC	(2)	(2)	(2)
Ryan R. Caswell	Managing Director and President, Cannae Holdings, LLC	(2)	(2)	(2)
Bryan D. Coy	Managing Director and Chief Finance Officer, Cannae Holdings, LLC	(2)	(2)	(2)
Michael L. Gravelle	Managing Director, General Counsel and Corporate Secretary, Cannae Holdings, LLC	(2)	(2)	(2)
Cannae Holdings, Inc. (1)	Managing Member, Cannae Holdings, LLC	(3)	(1)	(1)

(1) Cannae Holdings, Inc., a Delaware corporation, is the Managing Member of Cannae Holdings, LLC. See above and Item 5 of this Schedule 13D.
(2) See table for “Cannae Holdings, Inc.” in this Schedule A.
(3) c/o Cannae Holdings, Inc., 1701 Village Center Circle, Las Vegas, NV 89134.